SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 502nd MEETING OF THE BOARD OF DIRECTORS
HELD MAY 3, 2005

On the 3rd (third) calendar day of May, two thousand and five, at 2:00 (two) p.m., in the Company's office located at Avenida das Nações Unidas, No. 4777, ZIP Code 05477-000, São Paulo-SP, the 502nd (five hundred and second) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. Absent the Board members Fernando de Castro Sá and Luiz Fernando Cirne Lima, being the last replaced by the Board Member Newton Sergio de Souza, pursuant to the letter of representation previously delivered, according to the procedure described in the Company’s By-Laws. Also absent the Board members Pedro Augusto Ribeiro Novis and Francisco Teixeira de Sá, which was replaced by their respective alternates, Ruy Lemos Sampaio e Lúcio José Santos Júnior. The Chief Executive Officer José Carlos Grubisich Filho, officers Mauricio Roberto de Carvalho Ferro and Paul Elie Altit, Mr. José Mauro Mettrau Carneiro da Cunha, the Secretary of the Board of Directors, Mr. Nelson Raso, and Mrs. Ana Patrícia Soares Nogueira were also present. The Board member Alvaro Fernandes da Cunha Filho directed the meeting, and Mrs. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: The Board of Directors unanimously approved the following deliberations: 1) PROPOSALS FOR DELIBERATION (“PD”) – approved, after the due analysis of its terms and connected documentation, the following Proposals for Deliberation, previously delivered by the Board of Executive Officers to the members of the Board of Directors for aknowledgement, as provided in the Company’s by-laws, copies of which has been duly filed at the Company’s headquarters: a) PD.CA/BAK-08/2005 – Braskem Legal Policy, to the effect of approving the Braskem Legal Policy, pursuant to the Board of Executive Officers’ proposal, after a presentantion brought by the Executive Officer Maurício Roberto de Carvalho Ferro, according to the terms contained in the Annex to the respective PD, which, after signature of the Board of Directors present members, will remain filed at the Company’s headquarter; b) PD.CA/BAK-09/2005 – Issuance of Instruments of Indebtedness in the International Market, for the purpose of authorizing the issuance of the Notes, in accordance with the characteristics described in the Annexs of the respective PD, authorizing the Board of Executive Officers to sign the necessary documents and contracts for the faithful implementation of such transactions, which main characteristics are described in the Annex 1, 2 and 3 of the respective PD; 2) RESIGN OF MEMBERS OF THE BOARD OF DIRECTORS - be acknowledged of the resign requests presented by the Board member Fernando de Castro Sá, which will remain at the exercise of its charge until the substitute take office, being registered the wishes of thank of the other members of the Board of Directors to the resigning member for the commitment and the contributions during their charges at the Company, being after that approved the convocation of the General Extraordinary Meeting to elect the substitute of the resigning Director, to be held at time and date to be defined by the President of the Board of Directors and disclosed through the publishing of the respective Notice of Convocation; 3) BOARD OF DIRECTORS MEMBERS’ REMUNERATION – approved the proposals of individualization of the annual Board of Directors members’ remuneration to the fiscal year of 2005, which are defined pursuant to the global limits defined on the Annual Shareholders Meeting held on March 31, 2005, and will be in effect from May, 2005, after the analysis and referendum by the People and Organization Comittee, pursuant to the minutes of meeting of the aforementioned Comittee held on April 18, 2005, which will remain filed at the Company’s headquarters; II) Subjects for acknowledgement: The responsible Executive Officers by the subjects contained in this item II has made presentations as follows: 1) The results of the First Fiscal Quarter of 2005; 2) The following-up of the Investments approved by the Board of Directors and of the Alliance Agreement; 3) The following-up of the Program Braskem +; III) Subjects of Company Interest: Approved the modification of the date of the next ordinary meeting of this Board of Directors, from June, 14 to June 22, 2005; IV) CLOSING OF MINUTES - No further subject existing to be dealt with, these minutes have been prepared, read, discussed and approved, being signed by all attending Board members, by the President and the Secretary of the meeting. São Paulo, May 3, 2005. [Ass.: Alvaro Fernandes da Cunha Filho – President; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho; André Tapajós Cunha; José de Freitas Mascarenhas; Kuniyuki Terabe; Lúcio José Santos Júnior; Luiz Fernando Cirne Lima (p/ Newton Sergio de Souza); Newton Sergio de Souza; Patrick Horbach Fairon; Ruy Lemos Sampaio].

Conforms to the original version recorded in the official records.

Ana Patrícia Soares Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer